Filed by The Limited, Inc.
                                        Pursuant to Rule 425 under the
                                        Securities Act of 1933 and deemed
                                        Filed pursuant to Rule 14a-12 under
                                        the Securities Exchange Act of 1934

                                        Subject Company: Intimate Brands, Inc.
                                        Commission File No. 1-13814

                                        Date: February 5, 2002


     The following information was provided to certain personnel at Goldman, Sachs & Co. and Banc of America Securities LLC, for use in their capacity as dealer-manager in The Limited Inc.'s exchange offer involving Intimate Brands, Inc.

                            The Limited, Inc. (LTD)
                      Acquisition of Intimate Brands (IBI)

Current Stock Price (As of 2/4/02)     FY 2002  P/E(a)
----------------------------------     ----------------------------------------
The Limited, Inc.           $17.75     The Limited, Inc.          19.7x - 21.1x
Intimate Brands             $17.50     Intimate Brands            21.1x - 22.7x
Structure of the Deal
---------------------
Transaction:            Exchange offer for 16.3% publicly held common
                        shares of Intimate Brands which The Limited, Inc.
                        does not own
Consideration:          100% LTD stock
Exchange Ratio:         1.046 shares of LTD for each IBI Class A share
Implied Premium:        6.1% to IBI's stock price prior to announcement
Tender Period:          25 business days; expires Monday, March 11, 2002
Conditions to Closing   39% of IBI publicly held shares are tendered such
                        that LTD owns => 90% of IBI shares tendered
                        (approx. 31 mm shares must be tendered)
                        LTD shareholder approval of share issuance
The Limited's           If closing conditions are met, complete short-form
Intention:              merger
-------------------------------------------------------------------------------

Role of a Dealer Manager in the Transaction
-------------------------------------------
o  Assist in tender offer process
o  Provide clarification to IBI shareholders with respect to exchange offer

Transaction Background: On October 23, 1995, Intimate Brands, which was then a wholly-owned subsidiary of The Limited, Inc., completed a $680 million IPO of approximately 16% of its common stock. Since then, IBI's sales have grown from $2.6B (FY 1995) to $5.1B(FY 2000), while net income has grown from $203mm to $432mm. At the same time, LTD has streamlined its businesses via a number of strategic divestitures. IBI now represents approx. 90% of LTD's operating earnings for FY2001 and 95% of its market value (as of 2/4/02), giving rise to this transaction.

Overview of The Limited, Inc.'s Portfolio
-----------------------------------------
Intimate Brands (83.7% Ownership)
o  Victoria's Secret Stores - The leading specialty retailer of women's intimate apparel and related products with sales of approximately $2.3B in 2000 and 958 stores
o Victoria's Secret Beauty - A leading specialty retailer of high quality beauty products with net sales of approximately $530mm in 2000
o Victoria's Secret Direct - A leading catalog and e-commerce retailer of intimate and other women's apparel with net sales of approximately $960mm in 2000
o Bath & Body Works - The leading specialty retailer of personal care products with net sales of approximately $1.8B in 2000 and 1,432 stores. Also operates White Barn Candle Company
Apparel Assets (100.0% Ownership):
o Express - Women's specialty retailer with sales of approximately $1.6B in 2000 and 667 stores
o Structure - A leading specialty retailer of men's apparel is being rebranded as Express Men's with sales of approximately $570mm in 2000 and 469 stores
o The Limited - Women's retailer with sales of approximately $670mm in 2000 and 389 stores
Other Apparel Assets (100.0% Ownership):
o Lerner New York - Women's apparel retailer with sales of approx. $1.0B in 2000 with 560 stores
o  Henri Bendel
Other Assets (100.0% Ownership):
o  Mast - Apparel contract manufacturer
o  Easton - Real estate investment property
Minority Equity Stakes   % Ownership
o        ADS                 20%
o        CHRS                 9%
o        GLYN                24%
Based on the closing stock prices on February 4, 2002, these holdings had a market value of over $415 mm.

Comparable Analysis
-------------------
 (As of close on 2/4/02)           LTD             IBI         ANF      AEOS     ANN       GPS      TLB
                              -------------   -------------   ------   ------   ------   -------   ------
Stock Price                          $17.75          $17.50   $25.00   $24.34   $37.17    $13.37   $34.51
Market Cap. ($ in millions)          $7,616          $8.601   $2,472   $1.750   $1,084   $11,563   $2,078
FY 2001 P/E                   20.6x - 21.1x   22.2x - 22.7x    15.9x    17.1x    29.5x     95.5x    17.2x
FY 2002 P/E                   19.7x - 21.1x   21.1x - 22.7x    13.8x    14.7x    24.6x     34.3x    15.3x

(1) Source: LTD and IBI: LTD estimates per earnings announcement (2/4/02.) All others from First Call.

Summary Transaction Rationale
-----------------------------
o Allows increased focus on a smaller number of key businesses and brands
o Allows greater flexibility in allocating resources and expertise
o Combined company will be better positioned to achieve long term earnings growth
o Investors increasingly view LTD and IBI as similar companies (converging growth rates; approximately 90% of LTD operating earnings for FY 2001 represented by IBI; IBI stake represents approximately 95% of LTD market value)
o The combination will eliminate rating agency uncertainty, bringing potential future financing benefits

Expected Benefits of Transaction to IBI Shareholders
----------------------------------------------------
o Receive approximately the same ownership of IBI after completion of the offer and merger; plus
o  16.3% ownership in Limited apparel brands and minority equity stakes
o  Continue to participate in IBI growth through the ownership of LTD shares
o IBI better positioned to achieve meaningful long-term earnings growth than on a stand-alone basis
o  Expect more liquid trading market for LTD shares than from current IBI shares
o Offer and merger tax-free for participating U.S. shareholders for U.S. federal tax purposes
o  The combination will eliminate rating agency and lender uncertainty

Expected Benefits of Transaction to LTD Shareholders
----------------------------------------------------
o Ability to strengthen a small number of key businesses and brands and exploit the key brands across different merchandise categories and distribution channels
o Capitalize on the strength of the key brands of both companies by providing greater flexibility in allocating resources and expertise
o Elimination of management distraction as a result of time spent maintaining two public companies
o Opportunity for modest cost-savings through the elimination of certain duplicative functions
o  The combination will eliminate rating agency and lender uncertainty

Risk Factors
------------
A number of risk factors are set forth in the prospectus, including:
o Value of LTD shares at time of receipt may be less than value at time of tender because number of LTD shares in offer is fixed
o Subject to risks inherent in LTD's businesses (including IBI), which could result in stock price decline
o Anticipated benefits may not be fully realized or realized as quickly as anticipated
o Officers and directors of IBI have potential conflicts of interest in the offer
o Revenue and profit results are sensitive to general economic conditions, consumer confidence and spending patterns

                                        Key Contacts
                                        ------------
 Corporate Finance                 Mergers & Acquisitions                Research
 -----------------                 ----------------------                --------
 Joel Van Dusen    212-847-5581    Stefan Selig            212-847-5305  Dana Cohen        212-847-5780
 Noam Cohen        212-847-6756    Ryan Mash               212-847-5199  Capital Markets
 Marian Gibbon     212-847-5985    Tom Lee                 212-847-5314  ---------------
 Brent Bundon      212-847-5919    Alejandro               212-847-6016  Jeff Child        415-627-2496
                                   Martinez-Perez                        Ashley Delp       415-627-2760
 Dana Snyde        212-847-5845    Jeff Dejelo             212-847-6777
 Scott Barclay     415-913-5913

(a)  Based on Limited management forecast for FY 2002.

This memorandum relates to an exchange offer by The Limited, Inc. This memorandum is merely a brief summary for informational purposes for exclusive use by personnel of Banc of America Securities LLC and Goldman, Sachs & Co. and should be read only in conjunction with the Registration Statement on Form S-4 filed by The Limited, Inc. The Limited does not take any responsibility for financial information.

                           Forward Looking Statements

     This communication contains certain "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, including, among others, estimates of fiscal year 2001 and 2002 results. Investors are cautioned that such forward looking statements are subject to risks and uncertainties, many of which are beyond The Limited's control. Accordingly, actual results may differ materially from those expressed or implied in any such forward looking statements. Words such as "estimate," "project," "plan," "believe," "expect," "anticipate," "intend" and similar expressions may identify forward-looking statements.

     The following factors, among others, in some cases have affected and in the future could affect The Limited's (including, Intimate Brands') financial performance and actual results and could cause actual results for 2001, 2002 and beyond to differ materially from those expressed or implied in any forward-looking statements included in this press release and related conference call: changes in consumer spending patterns, consumer preferences and overall economic conditions; the potential impact of national and international security concerns on the retail environment; the impact of competition and pricing; changes in weather patterns; political stability; postal rate increases and charges; paper and printing costs; risks associated with the seasonality of the retail industry; risks related to consumer acceptance of the products sold and the ability to develop new merchandise; the ability to retain, hire and train key personnel; risks associated with the possible inability of manufacturers to deliver products in a timely manner; risks associated with relying on foreign sources of production and availability of suitable store locations on appropriate terms. In addition, a number of risks relate to the offer and the merger, including declines in the value of the consideration offered because the exchange ratio is fixed; the risks and liabilities associated with The Limited's non-Intimate Brands businesses that are different from those associated with Intimate Brands' businesses; and the risk that the anticipated benefits of the transaction will not be achieved.

     Investors should read The Limited's prospectus and proxy statement relating to the proposed exchange offer and merger and the documents incorporated therein for a more detailed discussion of these risks and uncertainties. The Limited is under no obligation and does not intend to update any of these forward-looking statements, even if experience or future charges make it clear that any proposed results experienced or implied therein will not be realized. The Limited is scheduled to report January sales on February 7, 2002 and fourth quarter earnings on February 28, 2002.

                             Additional Information

     In connection with the proposed transaction, The Limited, Inc. has filed an exchange offer prospectus and a proxy statement with the Securities and Exchange Commission. INVESTORS AND STOCKHOLDERS ARE ADVISED TO READ THESE AND ALL RELATED DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and stockholders may obtain a free copy of the exchange offer prospectus, the proxy statement and related documents from the Securities and Exchange Commission's web site at http://www.sec.gov. Free copies of these documents may also be obtained from The Limited by directing a request to The Limited, Inc., Investors Relations, Three Limited Parkway, Columbus, Ohio 43216, (614) 415-7076.

     The Limited and its directors, executive officers and other members of its management and employees may be soliciting proxies from its stockholders in connection with the proposed transaction. Information concerning The Limited's participants in the solicitation is contained in a filing made by The Limited with the Securities and Commission pursuant to Rule 14a-12 on February 4, 2002.